EXHIBIT (h)(6)(ii)
AMENDED AND RESTATED EXHIBIT B
     THIS AMENDED AND RESTATED EXHIBIT B, effective as of February 1, 2010, is Exhibit B to that certain Compliance Support Services Agreement dated as of December 18, 2006, as amended, between BB&T Funds (the “Trust”) and PNC Global Investment Servicing (U.S.) Inc. (“PNC”) (the “Agreement”). For clarity, notwithstanding the references in Section 2 of the Agreement to “2006 Converted Funds” and “2007 Converted Funds”, PNC will provide services with respect to all Funds (as defined in the Agreement) in accordance with the terms set forth in the Agreement. This Exhibit B shall supersede all previous forms of Exhibit B to the Agreement.
FUNDS
Each series of the Trust existing as of the date of this Exhibit.
PNC GLOBAL INVESTMENT SERVICING (U.S.) INC.

By:	/s/ Jay F. Nusblatt
Name:	Jay F. Nusblatt
Title:	Senior Vice President
Accepted:
BB&T FUNDS

By:	/s/ Todd M. Miller
Name:	Todd M. Miller
Title:	Vice President